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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------


                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):
    X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
  -----     ACT OF 1934.

            For the fiscal year ended          March 31, 1998
                                          -----------------------

                                                     OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  -----     EXCHANGE ACT OF 1934.
            For the transition period from          to
                                            ------     ------

Commission file number:   001-13950



            CENTRAL PARKING CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                              (Full title of Plan)


                           CENTRAL PARKING CORPORATION
          (Name of issuer of the securities held pursuant to the plan)


                             2401 21ST AVENUE SOUTH
                                   SUITE 200,
                           NASHVILLE, TENNESSEE 37212
                   (Address of its principal executive office)



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            CENTRAL PARKING CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                   Index to Financial Statements and Exhibits

Independent Auditor's Report of KPMG Peat Marwick LLP

Statements of Net Assets at March 31, 1998 and 1997

Statements of Changes in Net Assets for years ended March 31, 1998 and 1997

Notes to Financial Statements

Exhibit 23 - Consent of KPMG Peat Marwick LLP



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                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




The Administrative Committee
Central Parking Corporation
Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets of Central Parking Corporation's Employee Stock Purchase Plan as of March 31, 1998 and 1997, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Central Parking Corporation's Employee Stock Purchase Plan as of March 31, 1998 and 1997, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.




KPMG PEAT MARWICK LLP


Nashville, Tennessee
May 21, 1998









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                           CENTRAL PARKING CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                            Statements of Net Assets

                             March 31, 1998 and 1997




                                                      1998              1997
Net assets (note 1(c))                              $   -                 -
                                                    ======              =====















See accompanying notes to the financial statements.




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                           CENTRAL PARKING CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Changes in Net Assets

                       Years ended March 31, 1998 and 1997

                                                                         1998              1997
                                                                         ----              ----
Employee contributions                                                  $925,544          560,175

Disbursements to purchase stock of Central Parking Corporation          (925,544)        (560,175)
                                                                        --------         --------

     Net increase in net assets                                                -               -

Net assets:
     Beginning of the year                                              $      -         $     -

     End of the year                                                           -               -
                                                                        ========         =======


















See accompanying notes to the financial statements.




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                           CENTRAL PARKING CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements

                                 March 31, 1998



(1)      DESCRIPTION OF THE PLAN

         The following is a brief description of the Central Parking Corporation Employee Stock Purchase Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (A)      GENERAL

                  The Plan was adopted by the Board of Directors and shareholders of Central Parking Corporation (the Company) for the benefit of its employees. It became effective on April 1, 1996.

         (B)      ELIGIBILITY

                  Employees of the Company's subsidiaries are eligible to participate in the Plan if they meet the following criteria:

                  a)   Are a permanent employee of the Company;
                  b)   Work 20 hours or more per week;
                  c)   Work more than five months per year;
                  d) Are employed for three consecutive months by January 1 prior to the start of the Plan year; and
                  e)   Have not withdrawn from the Plan in the past six months.

                  An employee may choose to withdraw from the Plan at any time. Within sixty days of the Company receiving written notice of withdrawal, all accumulated contributions will be returned to the employee. That employee is then precluded from participation in the Plan for a period of six months. Participants that terminate employment with the Company prior to March 31 of any Plan year are not eligible to remain in the Plan. Accordingly, any accumulated contributions are returned to the employee.

         (C)      CONTRIBUTIONS

                  Participants in the Plan can elect to contribute from a minimum of $3 per weekly payroll ($6 per biweekly payroll) to a maximum of 10% of their total annual salary. Contributions are made through payroll deductions on an after tax basis. The Company holds contributions until the end of the Plan year at which point stock is purchased and distributed to all participants.

                  Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received during the annual enrollment period in January prior to each Plan year.



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                                                                     (Continued)



                           CENTRAL PARKING CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements




         (D)      STOCK PURCHASE PROVISIONS

                  Pursuant to the Plan, on March 31 of each Plan year, participants purchase stock from the Company at a price equal to 85% of the lower of the closing stock price on either the first or last day of the Plan year. At April 1, 1997 and March 31, 1998, the Company's closing stock price was $16.25 and $47.75, respectively. Accordingly, participants purchased stock at $13.813 per share (85% of $16.25) for the Plan year ended March 31, 1998. At April 1, 1996 and March 31, 1997, the Company's closing stock price was $17.583 and $16.333, respectively. Accordingly, participants purchased stock at $13.883 per share (85% of $16.333) for the Plan year ended March 31, 1997. The fair market value, of the stock acquired through the Plan by any one participant cannot exceed $25,000 in one calendar year as dictated by Internal Revenue Code
                  Section 423.

                  Shares purchased by participants are transferred into a brokerage account in the employee's name. At March 31, 1998 and 1997, 67,007 and 40,349 shares, respectively, were transferred to participants' brokerage accounts. At April 1, 1998, 342,644 shares remained available for issuance under the Plan.

         (E)      VESTING

                  Participants are automatically vested in all amounts contributed to the Plan. In the event that a participant withdraws from the Plan, all amounts previously deducted from the employee's pay are returned to the employee. Shares acquired by participants can be sold at any time. However, if a sale occurs within one year of the exercise date, the participant must notify the Company of the sale.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      BASIS OF ACCOUNTING AND OPERATION OF THE PLAN

                  The accompanying financial statements are prepared on the accrual basis of accounting. The Plan accumulates contributions through payroll deductions. At the end of the Plan year, the accumulated contributions are used to purchase shares of the Company stock in each participant's name.

         (B)      INVESTMENTS

                  The Plan holds no investments at March 31, 1998 and 1997 or throughout the Plan year. Contributions accumulated throughout the Plan year are held by the Company on behalf of the Plan in a noninterest bearing account.

         (C)      PLAN EXPENSES

                  The Company pays all of the expenses of the Plan.



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                                                                     (Continued)


                           CENTRAL PARKING CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements




 (3)     INCOME TAX STATUS

         The Plan is intended to be an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code (the Code) of 1986. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and is therefore exempt from income taxes.




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                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 26, 1998                              Central Parking Corporation
                                                Employee Stock Purchase Plan
                                                (name of plan)

                                       By:      /s/ Monroe J. Carell, Jr.
                                                -----------------------------
                                                Monroe J. Carell, Jr., Trustee

                                       By:      /s/ Stephen A. Tisdell
                                                -----------------------------
                                                Stephen A. Tisdell, Trustee




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